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                            March 31, 2022

       Kai-Shing Tao
       Chief Executive Officer
       Remark Holdings, Inc.
       800 S. Commerce St.
       Las Vegas, NV 89106

                                                        Re: Remark Holdings,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed February 10,
2022
                                                            File No. 333-260615

       Dear Mr. Tao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-3

       Cover Page

   1. Please disclose on the cover page and in the prospectus summary whether your auditor is subject to the
determinations announced by the PCAOB on December 16, 2021 and whether and how the
Holding Foreign Companies Accountable Act and related
                                                        regulations will affect
your company. Your prospectus summary should address, but not necessarily be limited
to, the risks highlighted on the prospectus cover page.
 Kai-Shing Tao
FirstName  LastNameKai-Shing Tao
Remark Holdings,  Inc.
Comapany
March      NameRemark Holdings, Inc.
       31, 2022
March2 31, 2022 Page 2
Page
FirstName LastName
Condensed Consolidating Financial Schedule, page 9

2. Please present the financial statements of the parent, WFOEs, and other owned operating subsidiaries in separate columns in the consolidating schedule, and present in separate line items intercompany activities, balances, and cash flows.
3. Please describe how the VIE agreements provide you with rights to returns of the VIEs that could potentially be significant to the VIEs. In addition, please tell us how transactions under the VIE agreements are reflected in the consolidating schedules.
Risk Factors, page 18

4. Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Robert Friedman